EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended

	June 27,	June 28,	June 29,
	2003	2002	2001

	(Millions of Dollars,
	Except Ratios)
Earnings:
Net Income	$59.5	$82.6	$21.4
Plus: Income Taxes	30.6	42.5	51.0
Fixed Charges	31.8	34.1	41.8
Amortization of Capitalized Interest	—	—	—
Less: Interest Capitalized During the Period	—	—	—
Undistributed Earnings in Equity Investments	—	(2.0)	(8.0)

	$121.9	$161.2	$122.2

Fixed Charges:
Interest Expense	$24.9	$26.7	$34.8
Plus: Capitalized Interest	—	—	—
Interest Portion of Rental Expense	6.9	7.4	7.0

	$31.8	$34.1	$41.8

Ratio of Earnings to Fixed Charges	3.83	4.73	2.92